EXHIBIT 11

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

(In thousands, except per share amounts)	For Three Months Ended March 31,
	2004	2003
Net Income	$10,137	$9,661

Computation of average shares outstanding
Shares outstanding at beginning of year	18,550	18,818
Shares issued or repurchased during the year times average time outstanding during the year	47	(130)

Average basic shares outstanding	18,597	18,688

Dilutive shares	111	61

Average diluted shares outstanding	18,708	18,749

Basic earnings per share	$0.55	$0.52

Diluted earnings per share	$0.54	$0.52